Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: January 22, 2019

Fifth Third Announces Fourth Quarter 2018 Results

Diluted earnings per share of $0.64, including a negative $0.05 impact from certain items on page 2

Key Financial Data				Key Highlights(a)
$ millions for all balance sheet and income statement items
	4Q18	3Q18	4Q17

Income Statement Data(a)

Strong financial performance and momentum

●  NIM(b) up 19 bps compared to adjusted 4Q17

●  Expenses flat compared to 4Q17

●  Adjusted PPNR(b) up 14% compared to 4Q17

●  Average loans up 3% compared to 4Q17

●  Average core deposits up 4% compared to 4Q17

Remain on-track to achieve NorthStar targets(b)

●  ROTCE – 14.3% (adjusted 15.4%)

●  ROA – 1.25% (adjusted 1.34%)

●  Efficiency ratio – 58.8% (adjusted 56.8%)

Record 4Q18 business and credit results

●  Record corporate banking revenue

●  Record middle market & corporate loan originations

●  ~20 year low commercial criticized ratio (3.34%)

●  ~20 year low NPA ratio (0.41%)

Net income available to common shareholders	$432	$421	$504
Net interest income (U.S. GAAP)	1,081	1,043	956
Net interest income (FTE)(b)	1,085	1,047	963
Noninterest income	575	563	577
Noninterest expense	977	970	975
Per Share Data(a)
Earnings per share, basic	$0.65	$0.62	$0.71
Earnings per share, diluted	0.64	0.61	0.70
Book value per share	23.07	21.70	21.43
Tangible book value per share(b)	19.17	17.94	17.86
Balance Sheet & Credit Quality
Average portfolio loans and leases	$94,757	$93,192	$92,250
Average deposits	107,495	104,666	102,790
Net charge-off ratio(c)	0.35%	0.30%	0.33%
Nonperforming asset ratio(d)	0.41	0.48	0.53
Financial Ratios(a)
Return on average assets	1.25%	1.22%	1.48%
Return on average common equity	11.8	11.4	13.3
Return on average tangible common equity(b)	14.3	13.8	16.0
CET1 capital(e)(f)(g)	10.24	10.67	10.61
Net interest margin(b)	3.29	3.23	3.02
Efficiency(b)	58.8	60.2	63.3

Other than the Quarterly Financial Review tables beginning on page 14, commentary is on a fully taxable-equivalent (FTE) basis unless otherwise noted. Consistent with SEC guidance in Industry Guide 3 that contemplates the calculation of tax-exempt income on a taxable-equivalent basis, net interest income, net interest margin, net interest rate spread, total revenue and the efficiency ratio are provided on an FTE basis. Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

CEO Commentary

“Our fourth quarter and full year results were very strong. In 2018, we produced record results, generated profitable relationship growth, benefited from our improved balance sheet resiliency, and diligently managed our expenses while continuing to invest for future growth. We returned $2 billion to our shareholders through repurchases and dividends, including a nearly 40% increase in the dividend by the end of the year, while maintaining very strong capital ratios.”

“We recently received the regulatory non-objection related to our re-submitted capital plan, including the pro forma impact of MB Financial. We remain confident in our ability to achieve the expected financial synergies from the pending acquisition, and we continue to expect the transaction to close in the first quarter of 2019.”

“With the conclusion of Project NorthStar at the end of 2019, the ongoing MB Financial integration efforts, and a clearly-defined set of strategic priorities for the future, we remain very confident in our ability to achieve our long-term financial targets and outperform through the cycle.”

-Greg D. Carmichael, Chairman, President and CEO

Investor contact: Chris Doll (513) 534–2345 | Media contact: Larry Magnesen (513) 534–8055	January 22, 2019

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

Income Statement Highlights
($ in millions, except per share data)	For the Three Months Ended			% Change
	December	September	December
	2018	2018	2017	Seq	Yr/Yr
Condensed Statements of Income(a)
Net interest income (NII)(b)	$1,085	$1,047	$963	4%	13%
Provision for loan and lease losses	95	86	67	10%	42%
Noninterest income	575	563	577	2%	-
Noninterest expense	977	970	975	1%	-
Income before income taxes(b)	$588	$554	$498	6%	18%

Taxable equivalent adjustment	4	4	7	-	(43%)
Applicable income tax expense (benefit)	129	114	(36)	13%	NM
Net income	$455	$436	$527	4%	(14%)
Less: Net income attributable to noncontrolling interests	-	-	-	NM	NM
Net income attributable to Bancorp	$455	$436	$527	4%	(14%)
Dividends on preferred stock	23	15	23	53%	-
Net income available to common shareholders	$432	$421	$504	3%	(14%)
Earnings per share, diluted	$0.64	$0.61	$0.70	5%	(9%)

Fifth Third Bancorp (Nasdaq: FITB) today reported fourth quarter 2018 net income of $455 million compared to net income of $527 million in the year-ago quarter. Net income available to common shareholders was $432 million, or $0.64 per diluted share, compared to $504 million, or $0.70 per diluted share in the year-ago quarter. Prior quarter net income was $436 million and net income available to common shareholders was $421 million, or $0.61 per diluted share.

Reported full year 2018 net income was $2.2 billion, compared to full year 2017 net income of $2.2 billion. Full year 2018 net income available to common shareholders was $2.1 billion, or $3.06 per diluted share, compared to full year 2017 net income available to common shareholders of $2.1 billion, or $2.81 per diluted share.

Diluted earnings per share impact of certain items
($ in millions, except per share data)

Merger-related expenses, after-tax(h)	$21
GreenSky equity securities losses, after-tax(h)	$17
Valuation of Visa total return swap, after-tax(h)	($6)
After-tax impact(h)	$32

Average diluted common shares outstanding (thousands)	662,966

Diluted earnings per share impact	$0.05

Net Interest Income
(FTE; $ in millions)(b)	For the Three Months Ended			% Change
	December	September	December
	2018	2018	2017	Seq	Yr/Yr
Interest Income
Interest income	$1,397	$1,319	$1,151	6%	21%
Interest expense	312	272	188	15%	66%
Net interest income (NII)	$1,085	$1,047	$963	4%	13%

Average Yield/Rate Analysis				bps Change
Yield on interest-earning assets	4.23%	4.07%	3.61%	16	62
Rate paid on interest-bearing liabilities	1.33%	1.20%	0.88%	13	45

Ratios
Net interest rate spread	2.90%	2.87%	2.73%	3	17
Net interest margin	3.29%	3.23%	3.02%	6	27

Compared to the year-ago quarter, NII increased $122 million, or 13 percent, which was impacted by a $27 million remeasurement related to the tax treatment of leveraged leases in the year-ago quarter. Excluding the remeasurement, NII increased $95 million, or 10 percent, reflecting higher short-term market rates and growth in interest-earning assets, partially offset by an increase in funding costs. NIM increased 27 bps, which included an 8 bps impact from the remeasurement in the year-ago quarter. Excluding the remeasurement, NIM increased 19 bps, reflecting higher short-term market rates and growth in interest-earning assets.

Compared to the prior quarter, NII increased $38 million, or 4 percent, reflecting growth in commercial and industrial (C&I) loans, securities portfolio balance growth, and higher short-term market rates. NIM increased 6 bps, primarily driven by higher short-term market rates and growth in C&I loans.

Noninterest Income
($ in millions)	For the Three Months Ended			% Change
	December	September	December
	2018	2018	2017	Seq	Yr/Yr
Noninterest Income
Service charges on deposits	$135	$139	$138	(3%)	(2%)
Corporate banking revenue	130	100	77	30%	69%
Mortgage banking net revenue	54	49	54	10%	-
Wealth and asset management revenue	109	114	106	(4%)	3%
Card and processing revenue	84	82	80	2%	5%
Other noninterest income	93	86	123	8%	(24%)
Securities (losses) gains, net	(32)	(6)	1	433%	NM
Securities gains (losses), net - non-qualifying hedges on mortgage servicing rights	2	(1)	(2)	NM	NM
Total noninterest income	$575	$563	$577	2%	-

Reported noninterest income was flat from the year-ago quarter, and increased $12 million, or 2 percent, from the prior quarter. The comparisons reflect the impact of certain significant items in the table on page 4.

Compared to the year-ago quarter, service charges on deposits decreased $3 million, or 2 percent. Corporate banking revenue increased $53 million, or 69 percent, which was impacted by a $25 million lease remarketing impairment in the year-ago quarter. Excluding this impact, corporate banking revenue increased $28 million, or 27 percent, primarily driven by strong capital markets revenue led by record M&A advisory fees as well as increased syndication revenues. Mortgage banking net revenue was flat primarily driven by lower negative net valuation adjustments and higher gross mortgage servicing fees, partially offset by lower origination fees and gains on loan sales. Mortgage originations of $1.6 billion decreased 18 percent. Wealth and asset management revenue increased $3 million, or 3 percent, primarily driven by higher personal asset management revenue reflecting positive net inflows. Card and processing revenue increased $4 million, or 5 percent, reflecting increases in credit card spend and debit transaction volumes, partially offset by higher rewards.

Compared to the prior quarter, service charges on deposits decreased $4 million, or 3 percent. Corporate banking revenue increased $30 million, or 30 percent, primarily driven by increases in M&A advisory and syndication revenues. Mortgage banking net revenue increased $5 million, or 10 percent, primarily driven by lower negative net valuation adjustments partially offset by lower origination fees and gains on loan sales. Mortgage originations decreased 16 percent. Wealth and asset management revenue decreased $5 million, or 4 percent, primarily driven by lower institutional trust and brokerage fees. Card and processing revenue increased $2 million, or 2 percent, reflecting increases in credit card spend volumes, partially offset by higher rewards.

Noninterest Income excluding certain items
($ in millions)	For the Three Months Ended			% Change
	December	September	December
	2018	2018	2017	Seq	Yr/Yr
Noninterest Income excluding certain items
Noninterest income (U.S. GAAP)	$575	$563	$577
Valuation of Visa total return swap	(7)	17	11
GreenSky equity securities losses	21	8	-
Securities losses / (gains), net (excluding GreenSky)	11	(2)	(1)
Noninterest income excluding certain items(b)	$600	$586	$587	2%	2%

Compared to the year-ago quarter, noninterest income excluding the items in the table above increased $13 million, or 2 percent. Compared to the prior quarter, noninterest income excluding these items increased $14 million, or 2 percent.

Other noninterest income on a reported basis in the current and previous quarters was impacted by the Visa total return swap valuation adjustments. Excluding this item, other noninterest income of $86 million decreased $48 million, or 36 percent compared to the year-ago quarter, primarily driven by a decrease in the revenue recognized from Worldpay related to the tax receivable agreement and a decline in equity method earnings from the ownership interest in Worldpay. Compared to the prior quarter, other noninterest income excluding the Visa total return swap valuation adjustments decreased $17 million, or 17 percent, primarily driven by lower private equity investment income, partially offset by the revenue recognized from Worldpay related to the tax receivable agreement.

Noninterest Expense
($ in millions)	For the Three Months Ended			% Change
	December	September	December
	2018	2018	2017	Seq	Yr/Yr
Noninterest Expense(a)
Compensation and benefits	$506	$503	$500	1%	1%
Net occupancy expense	73	70	74	4%	(1%)
Technology and communications	79	71	68	11%	16%
Equipment expense	31	31	29	-	7%
Card and processing expense	33	31	34	6%	(3%)
Other noninterest expense	255	264	270	(3%)	(6%)
Total noninterest expense	$977	$970	$975	1%	-

Compared to the year-ago quarter, noninterest expense was flat, including merger-related expenses in the current quarter. The merger-related expenses primarily impacted other noninterest expense, with a lesser impact on technology and communication expense. Excluding these expenses in the current quarter, as well as one-time employee bonuses following the recently-enacted tax reform and a Fifth Third Foundation contribution in the year-ago quarter, noninterest expense increased $5 million. Results reflected an increase in compensation and benefits resulting from an increase in incentive based payments from record commercial loan originations and capital markets activities, and continued technology investments, offset by the elimination of the FDIC surcharge.

Compared to the prior quarter, noninterest expense increased $7 million, or 1 percent, reflecting merger-related expenses. Excluding the merger-related expenses in the current quarter, noninterest expense decreased $20 million, or 2 percent, despite elevated incentive based payments reflecting record commercial loan originations and capital markets activities. Results also reflect the elimination of the FDIC surcharge and continued technology investments.

Average Interest-Earning Assets

($ in millions)	For the Three Months Ended			% Change
	December	September	December	Seq	Yr/Yr
	2018	2018	2017
Average Portfolio Loans and Leases
Commercial loans and leases:
Commercial and industrial loans	$43,829	$42,494	$41,438	3%	6%
Commercial mortgage loans	6,864	6,635	6,751	3%	2%
Commercial construction loans	4,885	4,870	4,660	-	5%
Commercial leases	3,632	3,738	4,016	(3%)	(10%)
Total commercial loans and leases	$59,210	$57,737	$56,865	3%	4%
Consumer loans:
Residential mortgage loans	$15,520	$15,598	$15,590	(1%)	-
Home equity	6,438	6,529	7,066	(1%)	(9%)
Automobile loans	8,970	8,969	9,175	-	(2%)
Credit card	2,373	2,299	2,202	3%	8%
Other consumer loans	2,246	2,060	1,352	9%	66%
Total consumer loans	$35,547	$35,455	$35,385	-	-

Portfolio loans and leases	$94,757	$93,192	$92,250	2%	3%
Loans held for sale	641	785	615	(18%)	4%
Securities and other short-term investments	35,674	34,822	33,756	2%	6%
Total average interest-earning assets	$131,072	$128,799	$126,621	2%	4%

Compared to the year-ago quarter, average portfolio loans and leases increased 3 percent, primarily driven by higher C&I and other consumer loans, partially offset by declines in home equity loans and commercial leases. Period end portfolio loans and leases increased 4 percent year-over-year. Compared to the prior quarter, average portfolio loans and leases increased 2 percent, primarily driven by higher C&I and commercial mortgage loans, partially offset by a decline in commercial leases. Period end portfolio loans and leases increased 2 percent from the prior quarter.

Compared to the year-ago quarter, average commercial portfolio loans and leases increased 4 percent, primarily driven by higher C&I loans. Compared to the prior quarter, average commercial portfolio loans and leases increased 3 percent, primarily driven by growth in C&I and commercial mortgage loans. Period end commercial line utilization was 36 percent, compared to 34 percent in the year-ago quarter and 35 percent in the prior quarter.

Compared to the year-ago quarter, average consumer portfolio loans were flat, primarily driven by higher other consumer loans resulting from an increase in unsecured personal loans and growth in credit card loans, offset by declines in home equity and automobile loans. Compared to the prior quarter, average consumer portfolio loans were flat, as higher other consumer loans resulting from an increase in unsecured personal loans and growth in credit card loans were offset by declines in home equity and residential mortgage loans.

Average securities and other short-term investments were $35.7 billion compared to $33.8 billion in the year-ago quarter and $34.8 billion in the prior quarter. Average available-for-sale debt and other securities of $33.4 billion were up 7 percent compared to the year-ago quarter and up 2 percent compared to the prior quarter.

Average Deposits

($ in millions)	For the Three Months Ended			% Change
	December	September	December
	2018	2018	2017	Seq	Yr/Yr
Average Deposits
Demand	$31,571	$32,333	$35,519	(2%)	(11%)
Interest checking	32,428	29,681	26,992	9%	20%
Savings	12,933	13,231	13,593	(2%)	(5%)
Money market	22,517	21,753	20,023	4%	12%
Foreign office(i)	272	317	323	(14%)	(16%)
Total transaction deposits	$99,721	$97,315	$96,450	2%	3%
Other time	4,366	4,177	3,792	5%	15%
Total core deposits	$104,087	$101,492	$100,242	3%	4%
Certificates - $100,000 and over	2,662	2,596	2,429	3%	10%
Other deposits	746	578	119	29%	527%
Total average deposits	$107,495	$104,666	$102,790	3%	5%

Compared to the year-ago quarter, average transaction deposits increased 3 percent and core deposits increased 4 percent. Performance was primarily driven by higher commercial interest checking deposits and consumer money market deposits, partially offset by lower commercial demand deposits reflecting continued migration from demand deposits to interest-bearing accounts. Average commercial transaction deposits increased 4 percent and average consumer transaction deposits increased 3 percent.

Compared to the prior quarter, average transaction deposits increased 2 percent and core deposits increased 3 percent. Performance continued to partially reflect migration from demand deposits to interest-bearing accounts. Average commercial transaction deposits increased 5 percent, and average consumer transaction deposits were flat.

Average Wholesale Funding

($ in millions)	For the Three Months Ended			% Change
	December	September	December
	2018	2018	2017	Seq	Yr/Yr
Average Wholesale Funding
Certificates - $100,000 and over	$2,662	$2,596	$2,429	3%	10%
Other deposits	746	578	119	29%	527%
Federal funds purchased	2,254	1,987	602	13%	274%
Other short-term borrowings	578	1,018	2,316	(43%)	(75%)
Long-term debt	14,420	14,434	14,631	-	(1%)
Total average wholesale funding	$20,660	$20,613	$20,097	-	3%

Compared to the year-ago quarter, average wholesale funding increased 3 percent reflecting interest-earning asset growth over the past year. Compared to the prior quarter, average wholesale funding was flat reflecting higher federal funds borrowings, offset by a decline in other short-term borrowings.

Credit Quality Summary

($ in millions)	For the Three Months Ended
	December	September	June	March	December
	2018	2018	2018	2018	2017

Total nonaccrual portfolio loans and leases (NPLs)	$348	$403	$437	$452	$437
Repossessed property	10	8	7	9	9
OREO	37	37	36	43	43
Total nonperforming portfolio assets (NPAs)	$395	$448	$480	$504	$489

NPL ratio(j)	0.37%	0.43%	0.47%	0.49%	0.48%

NPA ratio(d)	0.41%	0.48%	0.52%	0.55%	0.53%

Total loans and leases 30-89 days past due (accrual)	297	270	217	299	280

Total loans and leases 90 days past due (accrual)	93	87	89	107	97

Allowance for loan and lease losses, beginning	$1,091	$1,077	$1,138	$1,196	$1,205
Total net losses charged-off	(83)	(72)	(94)	(81)	(76)
Provision for loan and lease losses	95	86	33	23	67
Allowance for loan and lease losses, ending	$1,103	$1,091	$1,077	$1,138	$1,196

Reserve for unfunded commitments, beginning	$129	$131	$151	$161	$157
Provision for (benefit from) unfunded commitments	2	(2)	(20)	(10)	4
Reserve for unfunded commitments, ending	$131	$129	$131	$151	$161

Total allowance for credit losses	$1,234	$1,220	$1,208	$1,289	$1,357

Allowance for loan and lease losses ratios

As a percent of portfolio loans and leases	1.16%	1.17%	1.17%	1.24%	1.30%

As a percent of nonperforming portfolio loans and leases	317%	270%	247%	252%	274%

As a percent of nonperforming portfolio assets	279%	243%	224%	226%	245%

Total losses charged-off	$(116)	$(112)	$(118)	$(103)	$(94)
Total recoveries of losses previously charged-off	33	40	24	22	18
Total net losses charged-off	$(83)	$(72)	$(94)	$(81)	$(76)

Net charge-off ratio (NCO ratio)(c)	0.35%	0.30%	0.41%	0.36%	0.33%
Commercial NCO ratio	0.19%	0.19%	0.34%	0.21%	0.22%
Consumer NCO ratio	0.61%	0.50%	0.52%	0.60%	0.51%

Compared to the year-ago quarter, NPLs decreased $89 million, or 20 percent, with the resulting NPL ratio of 0.37 percent decreasing 11 bps. NPAs decreased $94 million, or 19 percent, with the resulting NPA ratio of 0.41 percent decreasing 12 bps. Compared to the prior quarter, NPLs decreased $55 million, or 14 percent, with the resulting NPL ratio decreasing 6 bps. NPAs decreased $53 million, or 12 percent, with the resulting NPA ratio decreasing 7 bps.

The provision for loan and lease losses totaled $95 million in the current quarter compared to $67 million in the year-ago quarter and $86 million in the prior quarter. The resulting allowance for loan and lease loss ratio represented 1.16 percent of total portfolio loans and leases outstanding in the current quarter, compared with 1.30 percent in the year-ago quarter and 1.17 in the prior quarter. The allowance for loan and lease losses represented 317 percent of nonperforming loans and leases and 279 percent of nonperforming assets in the current quarter.

Net charge-offs totaled $83 million in the current quarter compared to $76 million in the year-ago quarter and $72 million in the prior quarter. The resulting NCO ratio of 0.35 percent in the current quarter increased 2 bps compared to the year-ago quarter and increased 5 bps compared to the prior quarter.

Capital and Liquidity Position

	For the Three Months Ended
	December	September	June	March	December
	2018	2018	2018	2018	2017
Capital Position(a)
Average total Bancorp shareholders’ equity as a percent of average assets	10.95%	11.29%	11.28%	11.41%	11.58%
Tangible equity(b)	9.63%	9.97%	10.19%	9.98%	9.79%
Tangible common equity (excluding unrealized gains/losses)(b)	8.71%	9.02%	9.23%	9.03%	8.83%
Tangible common equity (including unrealized gains/losses)(b)	8.64%	8.53%	8.88%	8.78%	8.88%

Regulatory Capital and Liquidity Ratios(g)
CET1 capital(e)(f)	10.24%	10.67%	10.91%	10.82%	10.61%
Tier I risk-based capital(e)(f)	11.32%	11.78%	12.02%	11.95%	11.74%
Total risk-based capital(e)(f)	14.48%	14.94%	15.21%	15.25%	15.16%
Tier I leverage(f)	9.72%	10.10%	10.24%	10.11%	10.01%
Modified liquidity coverage ratio (LCR)	128%	119%	116%	113%	129%

Capital ratios remained strong during the quarter. The CET1 capital ratio was 10.24 percent, the tangible common equity to tangible assets ratio was 8.71 percent (excluding unrealized gains/losses), and 8.64 percent (including unrealized gains/losses). The Tier I risk-based capital ratio was 11.32 percent, the Total risk-based capital ratio was 14.48 percent, and the Tier I leverage ratio was 9.72 percent. Current period capital ratios were impacted by the accounting policy change related to investments in affordable housing projects that qualify for the LIHTC. The change in accounting policy reduced the current CET1 capital ratio by approximately 11 basis points.

During the fourth quarter of 2018, Fifth Third entered into open market repurchase transactions of 14.9 million shares, or approximately $400 million, of its outstanding common stock, which settled between October 26, 2018, and November 14, 2018.

Tax Rate

The effective tax rate was 22.4 percent compared with negative 7.5 percent in the year-ago quarter and 20.7 percent in the prior quarter. The effective tax rates in all periods were impacted by the decision to retrospectively apply a change in accounting policy for investments in affordable housing projects that qualify for the LIHTC.

Other

Fifth Third announced on December 28, 2018, that the Board of Governors of the Federal Reserve System (“the Federal Reserve”) did not object to Fifth Third’s Resubmitted Capital Plan for potential capital actions through June 30, 2019.

The capital actions in Fifth Third’s Resubmitted Capital Plan through June 30, 2019 remain unchanged compared to the originally submitted 2018 CCAR plan. The timing and amount of this activity is subject to market conditions and applicable securities laws. Through December 2018, Fifth Third has executed approximately $900 million of $1.81 billion in share repurchases authorized under the 2018 CCAR process. Additionally, Fifth Third continues to have the authorization to increase the common dividend to $0.24 beginning the second quarter of 2019.

The pending acquisition of MB Financial, Inc. is expected to close in the first quarter of 2019, subject to regulatory approvals and other customary closing conditions.

As of December 31, 2018, Fifth Third Bank owned approximately 10.3 million units representing a 3.3 percent interest in Worldpay Holding, LLC, convertible into shares of Worldpay, Inc., a publicly traded firm. Based upon Worldpay’s closing price of $76.43 on December 31, 2018, Fifth Third’s interest in Worldpay was valued at approximately $780 million. The difference between the market value and the book value of Fifth Third’s interest in Worldpay’s shares is not recognized in Fifth Third’s equity or capital.

Conference Call

Fifth Third will host a conference call to discuss these financial results at 9:00 a.m. (Eastern Time) today. This conference call will be webcast live and may be accessed through the Fifth Third Investor Relations website at www.53.com (click on “About Us” then “Investor Relations”).

Those unable to listen to the live webcast may access a webcast replay through the Fifth Third Investor Relations website at the same web address. Additionally, a telephone replay of the conference call will be available after the conference call until approximately February 5, 2019 by dialing 800-585-8367 for domestic access or 404-537-3406 for international access (passcode 4692779#).

Corporate Profile

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. As of December 31, 2018, the Company had $146 billion in assets and operates 1,121 full-service Banking Centers, and 2,419 Fifth Third branded ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Georgia and North Carolina. In total, Fifth Third provides its customers with access to approximately 52,000 fee-free ATMs across the United States. Fifth Third operates four main businesses: Commercial Banking, Branch Banking, Consumer Lending, and Wealth & Asset Management. As of December 31, 2018, Fifth Third also had a 3.3% interest in Worldpay Holding, LLC, a subsidiary of Worldpay, Inc. Fifth Third is among the largest money managers in the Midwest and, as of December 31, 2018, had $356 billion in assets under care, of which it managed $37 billion for individuals, corporations and not-for-profit organizations through its Trust and Registered Investment Advisory businesses. Investor information and press releases can be viewed at www.53.com. Fifth Third’s common stock is traded on the NASDAQ® Global Select Market under the symbol “FITB.”

Earnings Release End Notes

(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

(b)	Non-GAAP measure; see discussion of non-GAAP and Reg. G reconciliation beginning on page 26.

(c)	Net losses charged-off as a percent of average portfolio loans and leases.

(d)	Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO.

(e)

Under the U.S. banking agencies’ Basel III Final Rule, assets and credit equivalent amounts of off-balance sheet exposures are calculated according to the standardized approach for risk-weighted assets. The resulting values are added together resulting in the Bancorp’s total risk-weighted assets.

(f)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC). Prior period regulatory capital ratios reflect amounts filed on the Bancorp’s FR Y-9C filings and were not required to be restated as a result.

(g)	Current period regulatory capital and liquidity ratios are estimated.

(h)	Assumes a 21% tax rate.

(i)	Includes commercial customer Eurodollar sweep balances for which the Bank pays rates comparable to other commercial deposit accounts.

(j)	Nonperforming portfolio loans and leases as a percent of portfolio loans and leases and OREO.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

# # #

Quarterly Financial Review for December 31, 2018

Table of Contents

Financial Highlights	14-15
Consolidated Statements of Income	16
Consolidated Balance Sheets	17-18
Consolidated Statements of Changes in Equity	19
Average Balance Sheet and Yield/Rate Analysis	20-21
Summary of Loans and Leases	22
Regulatory Capital	23
Summary of Credit Loss Experience	24
Asset Quality	25
Regulation G Non-GAAP Reconciliation	26-28
Segment Presentation	29
Restatement of Prior Periods for LIHTC	30

Fifth Third Bancorp and Subsidiaries
Financial Highlights				% / bps				% / bps
$ in millions, except per share data	For the Three Months Ended			Change		Year to Date		Change
(unaudited)	December	September	December			December	December
	2018	2018	2017	Seq	Yr/Yr	2018	2017	Yr/Yr
Income Statement Data(a)
Net interest income	$1,081	$1,043	$956	4%	13%	$4,140	$3,798	9%
Net interest income (FTE)(b)	1,085	1,047	963	4%	13%	4,156	3,824	9%
Noninterest income	575	563	577	2%	-	2,790	3,224	(13%)
Total revenue (FTE)	1,660	1,610	1,540	3%	8%	6,946	7,048	(1%)
Provision for loan and lease losses	95	86	67	10%	42%	237	261	(9%)
Noninterest expense	977	970	975	1%	-	3,928	3,782	4%
Net income attributable to Bancorp	455	436	527	4%	(14%)	2,193	2,180	1%
Net income available to common shareholders	432	421	504	3%	(14%)	2,118	2,105	1%
Earnings Per Share Data(a)
Net income allocated to common shareholders	$427	$417	$499	2%	(14%)	$2,094	$2,082	1%
Average common shares outstanding (in thousands):
Basic	653,062	667,624	703,372	(2%)	(7%)	673,346	728,289	(8%)
Diluted	662,966	679,199	716,908	(2%)	(8%)	685,488	740,691	(7%)
Earnings per share, basic	$0.65	$0.62	$0.71	5%	(8%)	$3.11	$2.86	9%
Earnings per share, diluted	0.64	0.61	0.70	5%	(9%)	3.06	2.81	9%
Common Share Data(a)
Cash dividends per common share	$0.22	$0.18	$0.16	22%	38%	$0.74	$0.60	23%
Book value per share	23.07	21.70	21.43	6%	8%	23.07	21.43	8%
Market price per share	23.53	27.92	30.34	(16%)	(22%)	23.53	30.34	(22%)
Common shares outstanding (in thousands)	646,631	661,373	693,805	(2%)	(7%)	646,631	693,805	(7%)
Market capitalization	$15,215	$18,466	$21,050	(18%)	(28%)	$15,215	$21,050	(28%)
Financial Ratios(a)
Return on average assets	1.25%	1.22%	1.48%	3	(23)	1.54%	1.55%	(1)
Return on average common equity	11.8%	11.4%	13.3%	40	(150)	14.5%	13.9%	60
Return on average tangible common equity(b)	14.3%	13.8%	16.0%	50	(170)	17.5%	16.6%	90
Noninterest income as a percent of total revenue(b)	35%	35%	37%	-	(200)	40%	46%	(600)
Dividend payout	33.8%	29.0%	22.5%	480	1,130	23.8%	21.0%	280
Average total Bancorp shareholders’ equity as a percent of average assets	10.95%	11.29%	11.58%	(34)	(63)	11.23%	11.69%	(46)
Tangible common equity(b)	8.71%	9.02%	8.83%	(31)	(13)	8.71%	8.83%	(13)
Net interest margin (FTE)(b)	3.29%	3.23%	3.02%	6	27	3.22%	3.03%	19
Efficiency (FTE)(b)	58.8%	60.2%	63.3%	(140)	(450)	56.5%	53.7%	280
Effective tax rate	22.4%	20.7%	(7.5%)	170	NM	20.7%	26.8%	(610)
Credit Quality
Net losses charged-off	$83	$72	$76	15%	9%	$329	$298	10%
Net losses charged-off as a percent of average portfolio loans and leases	0.35%	0.30%	0.33%	5	2	0.35%	0.32%	3
ALLL as a percent of portfolio loans and leases	1.16%	1.17%	1.30%	(1)	(14)	1.16%	1.30%	(14)
Allowance for credit losses as a percent of portfolio loans and leases(i)	1.30%	1.31%	1.48%	(1)	(18)	1.30%	1.48%	(18)
Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO	0.41%	0.48%	0.53%	(7)	(12)	0.41%	0.53%	(12)
Average Balances(a)
Loans and leases, including held for sale	$95,398	$93,977	$92,865	2%	3%	$93,876	$92,731	1%
Securities and other short-term investments	35,674	34,822	33,756	2%	6%	35,029	33,562	4%
Assets	144,185	141,654	140,943	2%	2%	142,183	140,527	1%
Transaction deposits(c)	99,721	97,315	96,450	2%	3%	97,914	96,052	2%
Core deposits(d)	104,087	101,492	100,242	3%	4%	102,020	99,823	2%
Wholesale funding(e)	20,660	20,613	20,097	-	3%	20,573	20,360	1%
Bancorp shareholders’ equity	15,794	15,994	16,328	(1%)	(3%)	15,970	16,424	(3%)
Regulatory Capital and Liquidity Ratios(f)
CET1 capital(g) (h)	10.24%	10.67%	10.61%	(43)	(37)	10.24%	10.61%	(37)
Tier I risk-based capital(g) (h)	11.32%	11.78%	11.74%	(46)	(42)	11.32%	11.74%	(42)
Total risk-based capital(g) (h)	14.48%	14.94%	15.16%	(46)	(68)	14.48%	15.16%	(68)
Tier I leverage(h)	9.72%	10.10%	10.01%	(38)	(29)	9.72%	10.01%	(29)
Modified liquidity coverage ratio (LCR)	128%	119%	129%	8%	(1%)	128%	129%	(1%)
Operations
Banking centers	1,121	1,152	1,154	(3%)	(3%)	1,121	1,154	(3%)
ATMs	2,419	2,443	2,469	(1%)	(2%)	2,419	2,469	(2%)
Full-time equivalent employees	17,437	17,512	18,125	-	(4%)	17,437	18,125	(4%)
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

(b)	Non-GAAP measure; see discussion of non-GAAP and Reg. G reconciliation beginning on page 26.
(c)	Includes demand, interest checking, savings, money market and foreign office deposits of commercial customers.
(d)	Includes transaction deposits plus other time deposits.
(e)	Includes certificates $100,000 and over, other deposits, federal funds purchased, other short-term borrowings and long-term debt.
(f)	Current period regulatory capital and liquidity ratios are estimates.
(g)

Under the U.S. banking agencies’ Basel III Final Rule, assets and credit equivalent amounts of off-balance sheet exposures are calculated according to the standardized approach for risk-weighted assets. The resulting values are added together resulting in the Bancorp’s total risk-weighted assets.

(h)

Prior period regulatory capital ratios reflect amounts filed on the Bancorp’s FR Y-9C filings and were not required to be restated as a result of the Bancorp’s change in accounting for low-income housing tax credits (LIHTC).

(i)	The allowance for credit losses is the sum of the ALLL and the reserve for unfunded commitments.

Fifth Third Bancorp and Subsidiaries
Financial Highlights
$ in millions, except per share data	For the Three Months Ended
(unaudited)	December	September	June	March	December
	2018	2018	2018	2018	2017
Income Statement Data(a)
Net interest income	$1,081	$1,043	$1,020	$996	$956
Net interest income (FTE)(b)	1,085	1,047	1,024	999	963
Noninterest income	575	563	743	909	577
Total revenue (FTE)	1,660	1,610	1,767	1,908	1,540
Provision for loan and lease losses	95	86	33	23	67
Noninterest expense	977	970	982	1,000	975
Net income attributable to Bancorp	455	436	602	701	527
Net income available to common shareholders	432	421	579	686	504

Earnings Per Share Data(a)
Net income allocated to common shareholders	$427	$417	$573	$678	$499
Average common shares outstanding (in thousands):
Basic	653,062	667,624	683,345	689,820	703,372
Diluted	662,966	679,199	696,210	704,101	716,908
Earnings per share, basic	$0.65	$0.62	$0.84	$0.98	0.71
Earnings per share, diluted	0.64	0.61	0.82	0.96	0.70

Common Share Data(a)
Cash dividends per common share	$0.22	$0.18	$0.18	$0.16	$0.16
Book value per share	23.07	21.70	21.75	21.44	21.43
Market value per share	23.53	27.92	28.70	31.75	30.34
Common shares outstanding (in thousands)	646,631	661,373	678,162	684,942	693,805
Market capitalization	$15,215	$18,466	$19,463	$21,747	$21,050

Financial Ratios(a)
Return on average assets	1.25%	1.22%	1.71%	2.01%	1.48%
Return on average common equity	11.8%	11.4%	15.9%	18.8%	13.3%
Return on average tangible common equity(b)	14.3%	13.8%	19.2%	22.6%	16.0%
Noninterest income as a percent of total revenue(b)	35%	35%	42%	48%	37%
Dividend payout	33.8%	29.0%	21.4%	16.3%	22.5%
Average total Bancorp shareholders’ equity as a percent of average assets	10.95%	11.29%	11.28%	11.41%	11.58%
Tangible common equity(b)	8.71%	9.02%	9.23%	9.03%	8.83%
Net interest margin (FTE)(b)	3.29%	3.23%	3.21%	3.18%	3.02%
Efficiency (FTE)(b)	58.8%	60.2%	55.5%	52.4%	63.3%
Effective tax rate	22.4%	20.7%	19.6%	20.5%	(7.5%)

Credit Quality
Net losses charged-off	$83	$72	$94	$81	$76
Net losses charged-off as a percent of average portfolio loans and leases	0.35%	0.30%	0.41%	0.36%	0.33%
ALLL as a percent of portfolio loans and leases	1.16%	1.17%	1.17%	1.24%	1.30%
Allowance for credit losses as a percent of portfolio loans and leases(i)	1.30%	1.31%	1.31%	1.40%	1.48%
Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO	0.41%	0.48%	0.52%	0.55%	0.53%

Average Balances(a)
Loans and leases, including held for sale	$95,398	$93,977	$93,232	$92,869	$92,865
Securities and other short-term investments	35,674	34,822	34,935	34,677	33,756
Assets	144,185	141,654	141,420	141,450	140,943
Transaction deposits(c)	99,721	97,315	97,574	97,018	96,450
Core deposits(d)	104,087	101,492	101,592	100,874	100,242
Wholesale funding(e)	20,660	20,613	20,464	20,558	20,097
Bancorp shareholders’ equity	15,794	15,994	15,947	16,146	16,328

Regulatory Capital and Liquidity Ratios(f)
CET1 capital(g) (h)	10.24%	10.67%	10.91%	10.82%	10.61%
Tier I risk-based capital(g) (h)	11.32%	11.78%	12.02%	11.95%	11.74%
Total risk-based capital(g) (h)	14.48%	14.94%	15.21%	15.25%	15.16%
Tier I leverage(h)	9.72%	10.10%	10.24%	10.11%	10.01%
Modified liquidity coverage ratio (LCR)	128%	119%	116%	113%	129%

Operations
Banking centers	1,121	1,152	1,158	1,153	1,154
ATMs	2,419	2,443	2,458	2,459	2,469
Full-time equivalent employees	17,437	17,512	18,163	18,344	18,125
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

(b)	Non-GAAP measure; see discussion of non-GAAP and Reg. G reconciliation beginning on page 26.
(c)	Includes demand, interest checking, savings, money market and foreign office deposits of commercial customers.
(d)	Includes transaction deposits plus other time deposits.
(e)	Includes certificates $100,000 and over, other deposits, federal funds purchased, other short-term borrowings and long-term debt.
(f)	Current period regulatory capital and liquidity ratios are estimates.
(g)

Under the U.S. banking agencies’ Basel III Final Rule, assets and credit equivalent amounts of off-balance sheet exposures are calculated according to the standardized approach for risk-weighted assets. The resulting values are added together resulting in the Bancorp’s total risk-weighted assets.

(h)

Prior period regulatory capital ratios reflect amounts filed on the Bancorp’s FR Y-9C filings and were not required to be restated as a result of the Bancorp’s change in accounting for low-income housing tax credits (LIHTC).

(i)	The allowance for credit losses is the sum of the ALLL and the reserve for unfunded commitments.

Fifth Third Bancorp and Subsidiaries
Consolidated Statements of Income(a)
$ in millions	For the Three Months Ended			% Change		Year to Date		% Change
(unaudited)	December	September	December			December	December
	2018	2018	2017	Seq	Yr/Yr	2018	2017	Yr/Yr
Interest Income
Interest and fees on loans and leases	$1,104	$1,040	$883	6%	25%	$4,078	$3,478	17%
Interest on securities	282	269	256	5%	10%	1,080	996	8%
Interest on other short-term investments	7	6	5	17%	40%	25	15	67%
Total interest income	1,393	1,315	1,144	6%	22%	5,183	4,489	15%

Interest Expense
Interest on deposits	179	144	80	24%	124%	538	277	94%
Interest on federal funds purchased	13	10	2	30%	550%	30	6	400%
Interest on other short-term borrowings	4	6	6	(33%)	(33%)	29	30	(3%)
Interest on long-term debt	116	112	100	4%	16%	446	378	18%
Total interest expense	312	272	188	15%	66%	1,043	691	51%

Net Interest Income	1,081	1,043	956	4%	13%	4,140	3,798	9%

Provision for loan and lease losses	95	86	67	10%	42%	237	261	(9%)
Net Interest Income After Provision for Loan and Lease Losses	986	957	889	3%	11%	3,903	3,537	10%

Noninterest Income
Service charges on deposits	135	139	138	(3%)	(2%)	549	554	(1%)
Corporate banking revenue	130	100	77	30%	69%	438	353	24%
Mortgage banking net revenue	54	49	54	10%	-	212	224	(5%)
Wealth and asset management revenue	109	114	106	(4%)	3%	444	419	6%
Card and processing revenue	84	82	80	2%	5%	329	313	5%
Other noninterest income	93	86	123	8%	(24%)	887	1,357	(35%)
Securities (losses) gains, net	(32)	(6)	1	433%	NM	(54)	2	NM
Securities gains (losses), net - non-qualifying hedges on mortgage servicing rights	2	(1)	(2)	NM	NM	(15)	2	NM
Total noninterest income	575	563	577	2%	-	2,790	3,224	(13%)

Noninterest Expense
Compensation and benefits	506	503	500	1%	1%	2,115	1,989	6%
Net occupancy expense	73	70	74	4%	(1%)	292	295	(1%)
Technology and communications	79	71	68	11%	16%	285	245	16%
Equipment expense	31	31	29	-	7%	123	117	5%
Card and processing expense	33	31	34	6%	(3%)	123	129	(5%)
Other noninterest expense	255	264	270	(3%)	(6%)	990	1,007	(2%)
Total noninterest expense	977	970	975	1%	-	3,928	3,782	4%
Income Before Income Taxes	584	550	491	6%	19%	2,765	2,979	(7%)
Applicable income tax expense (benefit)	129	114	(36)	13%	NM	572	799	(28%)
Net Income	455	436	527	4%	(14%)	2,193	2,180	1%
Less: Net income attributable to noncontrolling interests	-	-	-	NM	NM	-	-	NM
Net Income Attributable to Bancorp	455	436	527	4%	(14%)	2,193	2,180	1%
Dividends on preferred stock	23	15	23	53%	-	75	75	-
Net Income Available to Common Shareholders	$432	$421	$504	3%	(14%)	$2,118	$2,105	1%
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

Fifth Third Bancorp and Subsidiaries
Consolidated Balance Sheets(a)
$ in millions, except per share data	As of			% Change
(unaudited)	December	September	December
	2018	2018	2017	Seq	Yr/Yr
Assets
Cash and due from banks	$2,681	$2,100	$2,514	28%	7%
Other short-term investments	1,825	1,429	2,753	28%	(34%)
Available-for-sale debt and other securities(b)	32,830	31,808	31,751	3%	3%
Held-to-maturity securities(c)	18	18	24	-	(25%)
Trading debt securities	287	269	492	7%	(42%)
Equity securities	452	500	439	(10%)	3%
Loans and leases held for sale	607	663	492	(8%)	23%
Portfolio loans and leases:
Commercial and industrial loans	44,340	42,631	41,170	4%	8%
Commercial mortgage loans	6,974	6,695	6,604	4%	6%
Commercial construction loans	4,657	4,892	4,553	(5%)	2%
Commercial leases	3,600	3,697	4,068	(3%)	(12%)
Residential mortgage loans	15,504	15,585	15,591	(1%)	(1%)
Home equity	6,402	6,485	7,014	(1%)	(9%)
Automobile loans	8,976	9,002	9,112	-	(1%)
Credit card	2,470	2,325	2,299	6%	7%
Other consumer loans	2,342	2,131	1,559	10%	50%
Portfolio loans and leases	95,265	93,443	91,970	2%	4%
Allowance for loan and lease losses	(1,103)	(1,091)	(1,196)	1%	(8%)
Portfolio loans and leases, net	94,162	92,352	90,774	2%	4%
Bank premises and equipment	1,861	1,896	2,003	(2%)	(7%)
Operating lease equipment	518	546	646	(5%)	(20%)
Goodwill	2,478	2,462	2,445	1%	1%
Intangible assets	40	28	27	43%	48%
Servicing rights	938	1,010	858	(7%)	9%
Other assets	7,372	6,509	6,863	13%	7%
Total Assets	$146,069	$141,590	$142,081	3%	3%

Liabilities
Deposits:
Demand	$32,116	$31,803	$35,276	1%	(9%)
Interest checking	34,058	30,288	27,703	12%	23%
Savings	12,907	13,027	13,425	(1%)	(4%)
Money market	22,597	21,977	20,097	3%	12%
Foreign office	240	298	484	(19%)	(50%)
Other time	4,490	4,249	3,775	6%	19%
Certificates $100,000 and over	2,427	2,700	2,402	(10%)	1%
Other deposits	-	-	-	NM	NM
Total deposits	108,835	104,342	103,162	4%	5%
Federal funds purchased	1,925	2,316	174	(17%)	NM
Other short-term borrowings	573	1,114	4,012	(49%)	(86%)
Accrued taxes, interest and expenses	1,562	1,209	1,465	29%	7%
Other liabilities	2,498	2,448	2,144	2%	17%
Long-term debt	14,426	14,460	14,904	-	(3%)
Total Liabilities	129,819	125,889	125,861	3%	3%
Equity
Common stock(d)	2,051	2,051	2,051	-	-
Preferred stock	1,331	1,331	1,331	-	-
Capital surplus	2,873	2,856	2,790	1%	3%
Retained earnings	16,578	16,291	14,957	2%	11%
Accumulated other comprehensive (loss) income	(112)	(775)	73	(86%)	NM
Treasury stock	(6,471)	(6,073)	(5,002)	7%	29%
Total Bancorp shareholders’ equity	16,250	15,681	16,200	4%	-
Noncontrolling interests	-	20	20	(100%)	(100%)
Total Equity	16,250	15,701	16,220	3%	-
Total Liabilities and Equity	$146,069	$141,590	$142,081	3%	3%
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

(b) Amortized cost	$33,128	$32,707	$31,577	1%	5%
(c) Market values	18	18	24	-	(25%)
(d) Common shares, stated value $2.22 per share (in thousands):
Authorized	2,000,000	2,000,000	2,000,000	-	-
Outstanding, excluding treasury	646,631	661,373	693,805	(2%)	(7%)
Treasury	277,262	262,520	230,088	6%	21%

Fifth Third Bancorp and Subsidiaries
Consolidated Balance Sheets(a)
$ in millions, except per share data	As of
(unaudited)	December	September	June	March	December
	2018	2018	2018	2018	2017
Assets
Cash and due from banks	$2,681	$2,100	$2,052	$2,038	$2,514
Other short-term investments	1,825	1,429	1,636	1,747	2,753
Available-for-sale debt and other securities(b)	32,830	31,808	31,961	31,819	31,751
Held-to-maturity securities(c)	18	18	19	23	24
Trading debt securities	287	269	280	571	492
Equity securities	452	500	475	418	439
Loans and leases held for sale	607	663	783	717	492
Portfolio loans and leases:
Commercial and industrial loans	44,340	42,631	41,403	41,635	41,170
Commercial mortgage loans	6,974	6,695	6,625	6,509	6,604
Commercial construction loans	4,657	4,892	4,687	4,766	4,553
Commercial leases	3,600	3,697	3,788	3,919	4,068
Residential mortgage loans	15,504	15,585	15,640	15,563	15,591
Home equity	6,402	6,485	6,599	6,757	7,014
Automobile loans	8,976	9,002	8,938	9,018	9,112
Credit card	2,470	2,325	2,270	2,188	2,299
Other consumer loans	2,342	2,131	1,982	1,615	1,559
Portfolio loans and leases	95,265	93,443	91,932	91,970	91,970
Allowance for loan and lease losses	(1,103)	(1,091)	(1,077)	(1,138)	(1,196)
Portfolio loans and leases, net	94,162	92,352	90,855	90,832	90,774
Bank premises and equipment	1,861	1,896	1,915	1,966	2,003
Operating lease equipment	518	546	606	625	646
Goodwill	2,478	2,462	2,462	2,462	2,445
Intangible assets	40	28	30	30	27
Servicing rights	938	1,010	959	926	858
Other assets	7,372	6,509	6,562	7,209	6,863
Total Assets	$146,069	$141,590	$140,595	$141,383	$142,081

Liabilities
Deposits:
Demand	$32,116	$31,803	$32,680	$34,066	$35,276
Interest checking	34,058	30,288	29,452	29,627	27,703
Savings	12,907	13,027	13,455	13,751	13,425
Money market	22,597	21,977	21,593	21,540	20,097
Foreign office	240	298	336	374	484
Other time	4,490	4,249	4,058	3,945	3,775
Certificates $100,000 and over	2,427	2,700	2,557	2,042	2,402
Other deposits	-	-	-	116	-
Total deposits	108,835	104,342	104,131	105,461	103,162
Federal funds purchased	1,925	2,316	597	178	174
Other short-term borrowings	573	1,114	1,763	1,335	4,012
Accrued taxes, interest and expenses	1,562	1,209	1,258	1,155	1,465
Other liabilities	2,498	2,448	2,425	2,418	2,144
Long-term debt	14,426	14,460	14,321	14,800	14,904
Total Liabilities	129,819	125,889	124,495	125,347	125,861
Equity
Common stock(d)	2,051	2,051	2,051	2,051	2,051
Preferred stock	1,331	1,331	1,331	1,331	1,331
Capital surplus	2,873	2,856	2,833	2,828	2,790
Retained earnings	16,578	16,291	15,991	15,539	14,957
Accumulated other comprehensive (loss) income	(112)	(775)	(552)	(389)	73
Treasury stock	(6,471)	(6,073)	(5,574)	(5,344)	(5,002)
Total Bancorp shareholders’ equity	16,250	15,681	16,080	16,016	16,200
Noncontrolling interests	-	20	20	20	20
Total Equity	16,250	15,701	16,100	16,036	16,220
Total Liabilities and Equity	$146,069	$141,590	$140,595	$141,383	$142,081
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

(b) Amortized cost	$33,128	$32,707	$32,589	$32,230	$31,577
(c) Market values	18	18	19	23	24
(d) Common shares, stated value $2.22 per share (in thousands):
Authorized	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
Outstanding, excluding treasury	646,631	661,373	678,162	684,942	693,805
Treasury	277,262	262,520	245,731	238,951	230,088

Fifth Third Bancorp and Subsidiaries
Consolidated Statements of Changes in Equity(a)
$ in millions	For the Three Months Ended		Year to Date
(unaudited)	December	December	December	December
	2018	2017	2018	2017
Total Equity, Beginning	$15,701	$16,197	$16,220	$16,081
Net income attributable to Bancorp	455	527	2,193	2,180
Other comprehensive income, net of tax:
Change in unrealized (losses) gains:
Available-for-sale securities	465	(107)	(362)	25
Qualifying cash flow hedges	193	(10)	171	(19)
Change in accumulated other comprehensive income related to employee benefit plans	5	5	8	8
Comprehensive income	1,118	415	2,010	2,194
Cash dividends declared:
Common stock	(144)	(112)	(499)	(436)
Preferred stock	(23)	(23)	(75)	(75)
Impact of stock transactions under stock compensation plans, net	20	16	65	67
Shares acquired for treasury	(400)	(273)	(1,453)	(1,605)
Noncontrolling interest	(20)	-	(20)	(7)
Other	(2)	-	(2)	1
Impact of cumulative effect of change in account principles	-	-	4	-
Total Equity, Ending	$16,250	$16,220	$16,250	$16,220
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

Fifth Third Bancorp and Subsidiaries
Average Balance Sheet and Yield/Rate Analysis(a)
$ in millions	For the Three Months Ended			% Change		Year to Date		% Change
(unaudited)	December	September	December			December	December
	2018	2018	2017	Seq	Yr/Yr	2018	2017	Yr/Yr
Assets
Interest-earning assets:
Commercial and industrial loans	$43,911	$42,614	$41,455	3%	6%	$42,668	$41,577	3%
Commercial mortgage loans	6,868	6,664	6,757	3%	2%	6,661	6,844	(3%)
Commercial construction loans	4,885	4,870	4,660	-	5%	4,793	4,374	10%
Commercial leases	3,633	3,746	4,018	(3%)	(10%)	3,795	4,011	(5%)
Residential mortgage loans	16,074	16,226	16,178	(1%)	(1%)	16,150	16,053	1%
Home equity	6,438	6,529	7,066	(1%)	(9%)	6,631	7,308	(9%)
Automobile loans	8,970	8,969	9,175	-	(2%)	8,993	9,407	(4%)
Credit card	2,373	2,299	2,202	3%	8%	2,280	2,141	6%
Other consumer loans	2,246	2,060	1,354	9%	66%	1,905	1,016	88%
Taxable securities	34,126	33,301	32,222	2%	6%	33,487	32,106	4%
Tax exempt securities	40	69	75	(42%)	(47%)	66	66	-
Other short-term investments	1,508	1,452	1,459	4%	3%	1,476	1,390	6%
Total interest-earning assets	131,072	128,799	126,621	2%	4%	128,905	126,293	2%
Cash and due from banks	2,253	2,193	2,288	3%	(2%)	2,200	2,224	(1%)
Other assets	11,952	11,739	13,239	2%	(10%)	12,203	13,236	(8%)
Allowance for loan and lease losses	(1,092)	(1,077)	(1,205)	1%	(9%)	(1,125)	(1,226)	(8%)
Total Assets	$144,185	$141,654	$140,943	2%	2%	$142,183	$140,527	1%
Liabilities
Interest-bearing liabilities:
Interest checking deposits	$32,428	$29,681	$26,992	9%	20%	$29,818	$26,382	13%
Savings deposits	12,933	13,231	13,593	(2%)	(5%)	13,330	13,958	(4%)
Money market deposits	22,517	21,753	20,023	4%	12%	21,769	20,231	8%
Foreign office deposits	272	317	323	(14%)	(16%)	363	388	(6%)
Other time deposits	4,366	4,177	3,792	5%	15%	4,106	3,771	9%
Total interest-bearing core deposits	72,516	69,159	64,723	5%	12%	69,386	64,730	7%
Certificates $100,000 and over	2,662	2,596	2,429	3%	10%	2,426	2,564	(5%)
Other deposits	746	578	119	29%	527%	476	277	72%
Federal funds purchased	2,254	1,987	602	13%	274%	1,509	557	171%
Other short-term borrowings	578	1,018	2,316	(43%)	(75%)	1,611	3,158	(49%)
Long-term debt	14,420	14,434	14,631	-	(1%)	14,551	13,804	5%
Total interest-bearing liabilities	93,176	89,772	84,820	4%	10%	89,959	85,090	6%
Demand deposits	31,571	32,333	35,519	(2%)	(11%)	32,634	35,093	(7%)
Other liabilities	3,631	3,535	4,257	3%	(15%)	3,603	3,897	(8%)
Total Liabilities	128,378	125,640	124,596	2%	3%	126,196	124,080	2%
Total Equity	15,807	16,014	16,347	(1%)	(3%)	15,987	16,447	(3%)
Total Liabilities and Equity	$144,185	$141,654	$140,943	2%	2%	$142,183	$140,527	1%

	For the Three Months Ended			bps Change		Year to Date		bps Change
	December	September	December			December	December
Yield/Rate Analysis	2018	2018	2017	Seq	Yr/Yr	2018	2017	Yr/Yr
Interest-earning assets:
Commercial and industrial loans(b)	4.56%	4.32%	3.75%	24	81	4.28%	3.64%	64
Commercial mortgage loans(b)	4.67%	4.57%	3.92%	10	75	4.47%	3.74%	73
Commercial construction loans(b)	5.33%	5.14%	4.28%	19	105	5.01%	4.09%	92
Commercial leases(b)	2.89%	2.85%	0.06%	4	283	2.84%	2.04%	80
Residential mortgage loans	3.63%	3.58%	3.52%	5	11	3.59%	3.53%	6
Home equity	5.21%	5.03%	4.38%	18	83	4.92%	4.24%	68
Automobile loans	3.64%	3.47%	3.06%	17	58	3.38%	2.92%	46
Credit card	12.50%	12.17%	11.83%	33	67	12.25%	11.84%	41
Other consumer loans	7.28%	6.98%	6.64%	30	64	6.94%	6.68%	26
Total loans and leases	4.61%	4.41%	3.80%	20	81	4.36%	3.78%	58
Taxable securities	3.27%	3.20%	3.15%	7	12	3.22%	3.09%	13
Tax exempt securities(b)	3.86%	4.35%	5.62%	(49)	(176)	3.37%	5.45%	(208)
Other short-term investments	1.96%	1.74%	1.24%	22	72	1.68%	1.04%	64
Total interest-earning assets	4.23%	4.07%	3.61%	16	62	4.03%	3.57%	46

Interest-bearing liabilities:
Interest checking deposits	1.07%	0.88%	0.51%	19	56	0.85%	0.41%	44
Savings deposits	0.13%	0.11%	0.06%	2	7	0.10%	0.06%	4
Money market deposits	0.91%	0.80%	0.42%	11	49	0.74%	0.37%	37
Foreign office deposits	0.54%	0.33%	0.30%	21	24	0.33%	0.20%	13
Other time deposits	1.65%	1.48%	1.23%	17	42	1.44%	1.23%	21
Total interest-bearing core deposits	0.88%	0.74%	0.43%	14	45	0.70%	0.37%	33
Certificates $100,000 and over	1.97%	1.85%	1.45%	12	52	1.69%	1.38%	31
Other deposits	2.23%	1.95%	1.17%	28	106	1.94%	1.05%	89
Federal funds purchased	2.25%	1.96%	1.21%	29	104	1.97%	1.01%	96
Other short-term borrowings	3.01%	2.22%	1.10%	79	191	1.82%	0.96%	86
Long-term debt	3.18%	3.09%	2.72%	9	46	3.06%	2.74%	32
Total interest-bearing liabilities	1.33%	1.20%	0.88%	13	45	1.16%	0.81%	35
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

(b)	Presented on an FTE basis.

Fifth Third Bancorp and Subsidiaries
Average Balance Sheet and Yield/Rate Analysis(a)
$ in millions	For the Three Months Ended
(unaudited)	December	September	June	March	December
	2018	2018	2018	2018	2017
Assets
Interest-earning assets:
Commercial and industrial loans	$43,911	$42,614	$42,327	$41,799	$41,455
Commercial mortgage loans	6,868	6,664	6,521	6,588	6,757
Commercial construction loans	4,885	4,870	4,743	4,671	4,660
Commercial leases	3,633	3,746	3,847	3,960	4,018
Residential mortgage loans	16,074	16,226	16,213	16,086	16,178
Home equity	6,438	6,529	6,672	6,889	7,066
Automobile loans	8,970	8,969	8,968	9,064	9,175
Credit card	2,373	2,299	2,221	2,224	2,202
Other consumer loans	2,246	2,060	1,720	1,588	1,354
Taxable securities	34,126	33,301	33,380	33,133	32,222
Tax exempt securities	40	69	81	73	75
Other short-term investments	1,508	1,452	1,474	1,471	1,459
Total interest-earning assets	131,072	128,799	128,167	127,546	126,621
Cash and due from banks	2,253	2,193	2,179	2,175	2,288
Other assets	11,952	11,739	12,211	12,924	13,239
Allowance for loan and lease losses	(1,092)	(1,077)	(1,137)	(1,195)	(1,205)
Total Assets	$144,185	$141,654	$141,420	$141,450	$140,943
Liabilities
Interest-bearing liabilities:
Interest checking deposits	$32,428	$29,681	$28,715	$28,403	$26,992
Savings deposits	12,933	13,231	13,618	13,546	13,593
Money market deposits	22,517	21,753	22,036	20,750	20,023
Foreign office deposits	272	317	371	494	323
Other time deposits	4,366	4,177	4,018	3,856	3,792
Total interest-bearing core deposits	72,516	69,159	68,758	67,049	64,723
Certificates $100,000 and over	2,662	2,596	2,155	2,284	2,429
Other deposits	746	578	198	379	119
Federal funds purchased	2,254	1,987	1,080	692	602
Other short-term borrowings	578	1,018	2,452	2,423	2,316
Long-term debt	14,420	14,434	14,579	14,780	14,631
Total interest-bearing liabilities	93,176	89,772	89,222	87,607	84,820
Demand deposits	31,571	32,333	32,834	33,825	35,519
Other liabilities	3,631	3,535	3,397	3,852	4,257
Total Liabilities	128,378	125,640	125,453	125,284	124,596
Total Equity	15,807	16,014	15,967	16,166	16,347
Total Liabilities and Equity	$144,185	$141,654	$141,420	$141,450	$140,943
Yield/Rate Analysis
Interest-earning assets:
Commercial and industrial loans(b)	4.56%	4.32%	4.26%	3.96%	3.75%
Commercial mortgage loans(b)	4.67%	4.57%	4.43%	4.20%	3.92%
Commercial construction loans(b)	5.33%	5.14%	4.94%	4.59%	4.28%
Commercial leases(b)	2.89%	2.85%	2.82%	2.78%	0.06%
Residential mortgage loans	3.63%	3.58%	3.56%	3.60%	3.52%
Home equity	5.21%	5.03%	4.85%	4.62%	4.38%
Automobile loans	3.64%	3.47%	3.26%	3.12%	3.06%
Credit card	12.50%	12.17%	11.96%	12.36%	11.83%
Other consumer loans	7.28%	6.98%	6.75%	6.58%	6.64%
Total loans and leases	4.61%	4.41%	4.30%	4.11%	3.80%
Taxable securities	3.27%	3.20%	3.20%	3.21%	3.15%
Tax exempt securities(b)	3.86%	4.35%	4.03%	1.40%	5.62%
Other short-term investments	1.96%	1.74%	1.62%	1.37%	1.24%
Total interest-earning assets	4.23%	4.07%	3.98%	3.85%	3.61%
Interest-bearing liabilities:
Interest checking deposits	1.07%	0.88%	0.76%	0.63%	0.51%
Savings deposits	0.13%	0.11%	0.10%	0.07%	0.06%
Money market deposits	0.91%	0.80%	0.71%	0.53%	0.42%
Foreign office deposits	0.54%	0.33%	0.45%	0.13%	0.30%
Other time deposits	1.65%	1.48%	1.34%	1.25%	1.23%
Total interest-bearing core deposits	0.88%	0.74%	0.65%	0.52%	0.43%
Certificates $100,000 and over	1.97%	1.85%	1.35%	1.49%	1.45%
Other deposits	2.23%	1.95%	1.80%	1.44%	1.17%
Federal funds purchased	2.25%	1.96%	1.76%	1.43%	1.21%
Other short-term borrowings	3.01%	2.22%	1.84%	1.34%	1.10%
Long-term debt	3.18%	3.09%	3.11%	2.86%	2.72%
Total interest-bearing liabilities	1.33%	1.20%	1.12%	0.97%	0.88%
Ratios:
Net interest margin (FTE)(c)	3.29%	3.23%	3.21%	3.18%	3.02%
Net interest rate spread (FTE)(c)	2.90%	2.87%	2.86%	2.88%	2.73%
Interest-bearing liabilities to interest-earning assets	71.09%	69.70%	69.61%	68.69%	66.99%
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

(b)	Presented on an FTE basis.
(c)	Non-GAAP measure; see discussion of non-GAAP and Reg. G reconciliation beginning on page 26.

Fifth Third Bancorp and Subsidiaries
Summary of Loans and Leases
$ in millions	For the Three Months Ended
(unaudited)	December	September	June	March	December
	2018	2018	2018	2018	2017
Average Portfolio Loans and Leases
Commercial loans and leases:
Commercial and industrial loans	$43,829	$42,494	$42,292	$41,782	$41,438
Commercial mortgage loans	6,864	6,635	6,514	6,582	6,751
Commercial construction loans	4,885	4,870	4,743	4,671	4,660
Commercial leases	3,632	3,738	3,847	3,960	4,016
Total commercial loans and leases	59,210	57,737	57,396	56,995	56,865
Consumer loans:
Residential mortgage loans	15,520	15,598	15,581	15,575	15,590
Home equity	6,438	6,529	6,672	6,889	7,066
Automobile loans	8,970	8,969	8,968	9,064	9,175
Credit card	2,373	2,299	2,221	2,224	2,202
Other consumer loans	2,246	2,060	1,719	1,587	1,352
Total consumer loans	35,547	35,455	35,161	35,339	35,385
Total average portfolio loans and leases	$94,757	$93,192	$92,557	$92,334	$92,250

Average loans and leases held for sale	$641	$785	$675	$535	$615

End of Period Portfolio Loans and Leases
Commercial loans and leases:
Commercial and industrial loans	$44,340	$42,631	$41,403	$41,635	$41,170
Commercial mortgage loans	6,974	6,695	6,625	6,509	6,604
Commercial construction loans	4,657	4,892	4,687	4,766	4,553
Commercial leases	3,600	3,697	3,788	3,919	4,068
Total commercial loans and leases	59,571	57,915	56,503	56,829	56,395
Consumer loans:
Residential mortgage loans	15,504	15,585	15,640	15,563	15,591
Home equity	6,402	6,485	6,599	6,757	7,014
Automobile loans	8,976	9,002	8,938	9,018	9,112
Credit card	2,470	2,325	2,270	2,188	2,299
Other consumer loans	2,342	2,131	1,982	1,615	1,559
Total consumer loans	35,694	35,528	35,429	35,141	35,575
Total portfolio loans and leases	$95,265	$93,443	$91,932	$91,970	$91,970

Loans and leases held for sale	$607	$663	$783	$717	$492

Operating lease equipment	$518	$546	$606	$625	$646

Loans and leases serviced for others:(a)
Commercial and industrial loans	$514	$465	$421	$401	$415
Commercial mortgage loans	292	294	263	238	240
Commercial construction loans	130	108	82	87	76
Commercial leases	224	225	222	243	254
Residential mortgage loans	63,154	63,996	62,247	60,973	60,021
Other consumer loans	50	50	50	50	-
Total loans and leases serviced for others	64,364	65,138	63,285	61,992	61,006
Total loans and leases serviced	$160,754	$159,790	$156,606	$155,304	$154,114
(a)	Fifth Third sells certain loans and leases and obtains servicing responsibilities.

Fifth Third Bancorp and Subsidiaries
Regulatory Capital(a)
$ in millions	As of
(unaudited)	December	September	June	March	December
	2018(b)	2018	2018	2018	2017
Regulatory capital:
CET1 capital	12,534	12,809	12,986	12,772	12,517
Additional tier I capital	1,330	1,331	1,331	1,331	1,331
Tier I capital	13,864	14,140	14,317	14,103	13,848
Tier II capital	3,859	3,792	3,799	3,896	4,039
Total regulatory capital	$17,723	$17,932	$18,116	$17,999	$17,887
Risk-weighted assets(c)	$122,425	$120,002	$119,073	$118,001	$117,997

Ratios:
Average shareholders’ equity to average assets(d)	10.95%	11.29%	11.28%	11.41%	11.58%

Regulatory Capital Ratios:
Fifth Third Bancorp
CET1 capital(c)	10.24%	10.67%	10.91%	10.82%	10.61%
Tier I risk-based capital(c)	11.32%	11.78%	12.02%	11.95%	11.74%
Total risk-based capital(c)	14.48%	14.94%	15.21%	15.25%	15.16%
Tier I leverage	9.72%	10.10%	10.24%	10.11%	10.01%

Fifth Third Bank
Tier I risk-based capital(c)	11.93%	12.27%	12.43%	12.39%	12.06%
Total risk-based capital(c)	13.57%	13.94%	14.10%	14.15%	13.88%
Tier I leverage	10.27%	10.56%	10.63%	10.51%	10.32%
(a)

Unless otherwise stated the regulatory capital data and ratios have not been restated as a result of the Bancorp’s change in accounting for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC).

(b)	Current period regulatory capital data and ratios are estimated.
(c)

Under the U.S. banking agencies’ Basel III Final Rule, assets and credit equivalent amounts of off-balance sheet exposures are calculated according to the standardized approach for risk-weighted assets. The resulting values are added together resulting in the Bancorp’s total risk-weighted assets.

(d)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

Fifth Third Bancorp and Subsidiaries
Summary of Credit Loss Experience
$ in millions	For the Three Months Ended
(unaudited)	December	September	June	March	December
	2018	2018	2018	2018	2017
Average portfolio loans and leases:
Commercial and industrial loans	$43,829	$42,494	$42,292	$41,782	$41,438
Commercial mortgage loans	6,864	6,635	6,514	6,582	6,751
Commercial construction loans	4,885	4,870	4,743	4,671	4,660
Commercial leases	3,632	3,738	3,847	3,960	4,016
Residential mortgage loans	15,520	15,598	15,581	15,575	15,590
Home equity	6,438	6,529	6,672	6,889	7,066
Automobile loans	8,970	8,969	8,968	9,064	9,175
Credit card	2,373	2,299	2,221	2,224	2,202
Other consumer loans	2,246	2,060	1,719	1,587	1,352
Total average portfolio loans and leases	$94,757	$93,192	$92,557	$92,334	$92,250

Losses charged-off:
Commercial and industrial loans	($32)	($36)	($51)	($33)	($34)
Commercial mortgage loans	(1)	-	(3)	(2)	(1)
Commercial leases	(1)	-	-	-	(1)
Residential mortgage loans	(3)	(3)	(4)	(4)	(3)
Home equity	(5)	(6)	(5)	(7)	(8)
Automobile loans	(19)	(15)	(13)	(17)	(15)
Credit card	(34)	(33)	(29)	(28)	(23)
Other consumer loans	(21)	(19)	(13)	(12)	(9)
Total losses charged-off	($116)	($112)	($118)	($103)	($94)

Recoveries of losses previously charged-off:
Commercial and industrial loans	$2	$8	$4	$5	$2
Commercial mortgage loans	3	1	1	1	2
Commercial leases	-	-	-	-	-
Residential mortgage loans	2	1	2	1	2
Home equity	3	3	3	2	4
Automobile loans	6	6	5	6	5
Credit card	5	12	3	3	3
Other consumer loans	12	9	6	4	-
Total recoveries of losses previously charged-off	$33	$40	$24	$22	$18

Net losses charged-off:
Commercial and industrial loans	($30)	($28)	($47)	($28)	($32)
Commercial mortgage loans	2	1	(2)	(1)	1
Commercial leases	(1)	-	-	-	(1)
Residential mortgage loans	(1)	(2)	(2)	(3)	(1)
Home equity	(2)	(3)	(2)	(5)	(4)
Automobile loans	(13)	(9)	(8)	(11)	(10)
Credit card	(29)	(21)	(26)	(25)	(20)
Other consumer loans	(9)	(10)	(7)	(8)	(9)
Total net losses charged-off	($83)	($72)	($94)	($81)	($76)

Net losses charged-off as a percent of average portfolio loans and leases:
Commercial and industrial loans	0.27%	0.26%	0.44%	0.27%	0.31%
Commercial mortgage loans	(0.15% )	(0.03% )	0.11%	0.06%	(0.09% )
Commercial leases	0.12%	0.00%	0.00%	0.00%	0.08%
Residential mortgage loans	0.02%	0.04%	0.05%	0.06%	0.03%
Home equity	0.15%	0.16%	0.12%	0.26%	0.25%
Automobile loans	0.54%	0.41%	0.33%	0.50%	0.45%
Credit card	4.84%	3.53%	4.73%	4.65%	3.74%
Other consumer loans	1.83%	1.94%	1.85%	2.16%	2.38%
Total net losses charged-off as a percent of average portfolio loans and leases	0.35%	0.30%	0.41%	0.36%	0.33%

Fifth Third Bancorp and Subsidiaries
Asset Quality
$ in millions	For the Three Months Ended
(unaudited)	December	September	June	March	December
	2018	2018	2018	2018	2017
Allowance for Credit Losses
Allowance for loan and lease losses, beginning	$1,091	$1,077	$1,138	$1,196	$1,205
Total net losses charged-off	(83)	(72)	(94)	(81)	(76)
Provision for loan and lease losses	95	86	33	23	67
Allowance for loan and lease losses, ending	$1,103	$1,091	$1,077	$1,138	$1,196

Reserve for unfunded commitments, beginning	$129	$131	$151	$161	$157
Provision for (benefit from) unfunded commitments	2	(2)	(20)	(10)	4
Reserve for unfunded commitments, ending	$131	$129	$131	$151	$161

Components of allowance for credit losses:
Allowance for loan and lease losses	$1,103	$1,091	$1,077	$1,138	$1,196
Reserve for unfunded commitments	131	129	131	151	161
Total allowance for credit losses	$1,234	$1,220	$1,208	$1,289	$1,357

	As of
	December	September	June	March	December
	2018	2018	2018	2018	2017
Nonperforming Assets and Delinquent Loans
Nonaccrual portfolio loans and leases:
Commercial and industrial loans	$54	$69	$99	$155	$144
Commercial mortgage loans	9	7	8	9	12
Commercial leases	18	22	25	4	-
Residential mortgage loans	11	11	13	16	17
Home equity	55	58	54	55	56
Automobile loans	-	-	3	-	-
Other consumer loans	1	1	1	1	-
Total nonaccrual portfolio loans and leases (excludes restructured loans)	148	168	203	240	229
Nonaccrual restructured portfolio commercial loans and leases	147	180	173	154	150
Nonaccrual restructured portfolio consumer loans and leases	53	55	61	58	58
Total nonaccrual portfolio loans and leases	348	403	437	452	437
Repossessed property	10	8	7	9	9
OREO	37	37	36	43	43
Total nonperforming portfolio assets	395	448	480	504	489
Nonaccrual loans held for sale	-	18	5	5	5
Nonaccrual restructured loans held for sale	16	17	18	19	1
Total nonperforming assets	$411	$483	$503	$528	$495

Restructured portfolio consumer loans and leases (accrual)	$961	$987	$1,024	$916	$927
Restructured portfolio commercial loans and leases (accrual)	$60	$80	$104	$249	$249

Loans 90 days past due (accrual):
Commercial and industrial loans	$4	$3	$4	$7	$3
Commercial mortgage loans	2	1	-	1	-
Total commercial loans	6	4	4	8	3
Residential mortgage loans	38	40	44	62	57
Automobile loans	12	11	10	9	10
Credit card	37	32	31	28	27
Total consumer loans	87	83	85	99	94
Total loans 90 days past due (accrual)(b)	$93	$87	$89	$107	$97

Ratios
Net losses charged-off as a percent of average portfolio loans and leases	0.35%	0.30%	0.41%	0.36%	0.33%
Allowance for loan and lease losses:
As a percent of portfolio loans and leases	1.16%	1.17%	1.17%	1.24%	1.30%
As a percent of nonperforming portfolio loans and leases(a)	317%	270%	247%	252%	274%
As a percent of nonperforming portfolio assets(a)	279%	243%	224%	226%	245%
Nonperforming portfolio loans and leases as a percent of portfolio loans and leases and OREO(a)	0.37%	0.43%	0.47%	0.49%	0.48%
Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO(a)	0.41%	0.48%	0.52%	0.55%	0.53%
Nonperforming assets as a percent of total loans and leases, OREO, and repossessed property	0.43%	0.51%	0.54%	0.57%	0.53%
Allowance for credit losses as a percent of nonperforming assets	313%	272%	252%	256%	278%

(a) Excludes nonaccrual loans held for sale.

(b) Excludes loans held for sale.

Use of Non-GAAP Financial Measures

In addition to GAAP measures, management considers various Non-GAAP measures when evaluating the performance of the business, including: “net interest income (FTE),” “interest income (FTE),” “net interest margin (FTE),” “net interest rate spread (FTE),” “income before income taxes (FTE),” “tangible net income available to common shareholders,” “average tangible common equity,” “return on average tangible common equity,” “tangible common equity (excluding unrealized gains/losses),” “tangible common equity (including unrealized gains/losses),” “tangible equity,” “tangible book value per share,” “adjusted earnings per share,” “adjusted noninterest income,” “adjusted noninterest expense,” “pre-provision net revenue,” “adjusted efficiency ratio,” “ adjusted return on average common equity,” “adjusted return on average tangible common equity,” “adjusted net interest margin,” “adjusted pre-provision net revenue,” “adjusted return on average assets,” “efficiency ratio (FTE),” and certain ratios derived from these measures. The Bancorp believes these non-GAAP measures provide useful information to investors because these are among the measures used by the Fifth Third management team to evaluate operating performance and make day-to-day operating decisions.

The FTE basis adjusts for the tax-favored status of income from certain loans and securities held by the Bancorp that are not taxable for federal income tax purposes. The Bancorp believes this presentation to be the preferred industry measurement of net interest income and net interest margin as they provides a relevant comparison between taxable and non-taxable amounts.

The Bancorp believes tangible net income available to common shareholders, average tangible common equity, tangible common equity (excluding unrealized gains/losses), tangible common equity (including unrealized gains/losses), tangible equity, tangible book value per share and return on average tangible common equity are important measures for evaluating the performance of the business without the impacts of intangible items, whether acquired or created internally, compared to other companies in the industry who present similar measures.

The Bancorp believes adjusted earnings per share, noninterest income, noninterest expense, net interest income, net interest margin, pre-provision net revenue, efficiency ratio, return on average common equity, return on average tangible common equity, and return on average assets are important measures that adjust for significant, unusual, or large transactions that may occur in a reporting period which management does not consider indicative of on-going financial performance and enhances comparability of results with prior periods.

Management considers various measures when evaluating capital utilization and adequacy, including the tangible equity and tangible common equity (including and excluding unrealized gains/losses), in addition to capital ratios defined by the U.S. banking agencies. These calculations are intended to complement the capital ratios defined by the U.S. banking agencies for both absolute and comparative purposes. These ratios are not formally defined by U.S. GAAP or codified in the federal banking regulations and, therefore, are considered to be Non-GAAP financial measures. Management believes that providing the tangible common equity ratio excluding unrealized gains/losses on certain assets and liabilities enables investors and others to assess the Bancorp’s use of equity without the effects of gains or losses some of which are uncertain and providing the tangible common equity ratio including unrealized gains/losses enables investors and others to assess the Bancorp’s use of equity if all unrealized gains or losses were to be monetized.

Please note that although Non-GAAP financial measures provide useful insight, they should not be considered in isolation or relied upon as a substitute for analysis using GAAP measures.

Please see Reg. G reconciliations of all historical Non-GAAP measures used in this release to the most directly comparable GAAP measures, beginning on the following page.

Fifth Third Bancorp and Subsidiaries
Regulation G Non-GAAP Reconciliation(a)
$ and shares in millions		For the Three Months Ended
(unaudited)		December	September	June	March	December
		2018	2018	2018	2018	2017
Net interest income		$1,081	$1,043	$1,020	$996	$956
Add:	Taxable equivalent adjustment	4	4	4	3	7
Net interest income (FTE) (a)		1,085	1,047	1,024	999	963
Net interest income (annualized) (b)		4,289	4,138	4,091	4,039	3,793
Net interest income (FTE) (annualized) (c)		4,305	4,154	4,107	4,052	3,821

Net interest income (FTE)		1,085	1,047	1,024	999	963
Add: Leveraged lease remeasurement		-	-	-	-	27
Adjusted net interest income (FTE) (d)		1,085	1,047	1,024	999	990
Adjusted net interest income (FTE) (annualized) (e)		4,305	4,154	4,107	4,052	3,928

Interest income		1,393	1,315	1,269	1,206	1,144
Add:	Taxable equivalent adjustment	4	4	4	3	7
Interest income (FTE)		1,397	1,319	1,273	1,209	1,151
Interest income (FTE) (annualized) (f)		5,542	5,233	5,106	4,903	4,566

Interest expense (annualized) (g)		1,238	1,079	999	852	746
Average interest-earning assets (h)		131,072	128,799	128,167	127,546	126,621
Average interest-bearing liabilities (i)		93,176	89,772	89,222	87,607	84,820

Net interest margin (b) / (h)		3.27%	3.21%	3.19%	3.17%	3.00%
Net interest margin (FTE) (c) / (h)		3.29%	3.23%	3.21%	3.18%	3.02%
Adjusted net interest margin (e) / (h)		3.29%	3.23%	3.21%	3.18%	3.10%
Net interest rate spread (FTE) (f) / (h) - (g) / (i)		2.90%	2.87%	2.86%	2.88%	2.73%

Income before income taxes		$584	$550	$748	$882	$491
Add:	Taxable equivalent adjustment	4	4	4	3	7
Income before income taxes (FTE)		$588	$554	$752	$885	$498

Net income available to common shareholders (j)		$432	$421	$579	$686	$504
Add:	Intangible amortization, net of tax	1	1	1	1	-
Tangible net income available to common shareholders		433	422	580	687	504
Tangible net income available to common shareholders (annualized) (k)		1,718	1,674	2,326	2,786	2,000

Average Bancorp shareholders’ equity		15,794	15,994	15,947	16,146	16,328
Less:	Average preferred stock	(1,331)	(1,331)	(1,331)	(1,331)	(1,331)
	Average goodwill	(2,468)	(2,462)	(2,462)	(2,455)	(2,437)
	Average intangible assets	(32)	(29)	(30)	(27)	(25)
Average tangible common equity (l)		11,963	12,172	12,124	12,333	12,535

Total Bancorp shareholders’ equity		16,250	15,681	16,080	16,016	16,200
Less:	Preferred stock	(1,331)	(1,331)	(1,331)	(1,331)	(1,331)
	Goodwill	(2,478)	(2,462)	(2,462)	(2,462)	(2,445)
	Intangible assets	(40)	(28)	(30)	(30)	(27)
Tangible common equity, including unrealized gains / losses (m)		12,401	11,860	12,257	12,193	12,397
Less:	Accumulated other comprehensive loss (income)	112	775	552	389	(73)
Tangible common equity, excluding unrealized gains / losses (n)		12,513	12,635	12,809	12,582	12,324
Add:	Preferred stock	1,331	1,331	1,331	1,331	1,331
Tangible equity (o)		13,844	13,966	14,140	13,913	13,655

Total assets		146,069	141,590	140,595	141,383	142,081
Less:	Goodwill	(2,478)	(2,462)	(2,462)	(2,462)	(2,445)
	Intangible assets	(40)	(28)	(30)	(30)	(27)
Tangible assets, including unrealized gains / losses (p)		143,551	139,100	138,103	138,891	139,609
Less:	Accumulated other comprehensive loss (income), before tax	142	981	699	492	(92)
Tangible assets, excluding unrealized gains / losses (q)		$143,693	$140,081	$138,802	$139,383	$139,517

Common shares outstanding (r)		647	661	678	685	694
Tangible equity (o) / (q)		9.63%	9.97%	10.19%	9.98%	9.79%
Tangible common equity (excluding unrealized gains/losses) (n) / (q)		8.71%	9.02%	9.23%	9.03%	8.83%
Tangible common equity (including unrealized gains/losses) (m) / (p)		8.64%	8.53%	8.88%	8.78%	8.88%
Tangible book value per share (m) / (r)		$19.17	$17.94	$18.08	$17.80	$17.86
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

Fifth Third Bancorp and Subsidiaries
Regulation G Non-GAAP Reconciliation(a)
$ in millions	For the Three Months Ended
(unaudited)	December	September	December
	2018	2018	2017
Net income attributable to Bancorp (s)	$455	$436	$527
Net income attributable to Bancorp (annualized) (t)	1,805	1,730	2,091

Adjustments (pre-tax items)
Valuation of Visa total return swap	(7)	17	11
GreenSky securities losses	21	8	-
Merger-related expense	27	-	-
Leveraged lease remeasurement	-	-	27
Fifth Third Foundation contribution	-	-	15
One-time employee bonus	-	-	15
Adjustments, after-tax (u)	32	20	44

Adjustments (tax related items)
Income tax reduction from a remeasurement of the deferred tax liability	-	-	(220)
Tax expense related to the gain on sale of Vantiv/Worldpay shares	-	-	20
Adjustments, tax related (v)	-	-	(200)

Noninterest income (w)	575	563	577
Valuation of Visa total return swap	(7)	17	11
GreenSky securities losses	21	8	-
Adjusted noninterest income (x)	589	588	588

Noninterest expense (y)	977	970	975
Merger-related expense	(27)	-	-
Fifth Third Foundation contribution	-	-	(15)
One-time employee bonus	-	-	(15)
Adjusted noninterest expense (z)	950	970	945

Adjusted net income attributable to Bancorp (s) + (u) + (v)	487	456	371
Adjusted net income attributable to Bancorp (annualized) (aa)	1,932	1,809	1,472

Adjusted net income available to common shareholders (j) + (u) + (v)	464	441	348
Adjusted net income available to common shareholders (annualized) (ab)	1,841	1,750	1,381

Average assets (ac)	$144,185	$141,654	$140,943
Return on average tangible common equity (k) / (l)	14.3%	13.8%	16.0%
Adjusted return on average tangible common equity (ab) / (l)	15.4%	14.4%	11.0%

Return on average assets (t) / (ac)	1.25%	1.22%	1.48%
Adjusted return on average assets (aa) / (ac)	1.34%	1.28%	1.04%
Efficiency ratio (y) / [(a) + (w)]	58.8%	60.2%	63.3%
Adjusted efficiency ratio (z) / [(d) + (x)]	56.8%	59.3%	59.9%
Pre-provision net revenue (PPNR) (a) + (w) - (y)	$683	$640	$565
Adjusted pre-provision net revenue (PPNR) (d) + (x) - (z)	$724	$665	$633
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. As a result, prior period financial results may differ compared to previous disclosures. A summary reconciliation of the change is provided on page 30.

Fifth Third Bancorp and Subsidiaries
Segment Presentation
$ in millions
(unaudited)
For the three months ended December 31, 2018	Commercial Banking	Branch Banking(c)	Consumer Lending(d)	Wealth and Asset Management	Other/ Eliminations	Total

Taxable equivalent net interest income(b)	$444	$544	$60	$48	($11)	$1,085
Provision for loan and lease losses	(15)	(47)	(12)	(5)	(16)	(95)
Net interest income after provision for loan and lease losses	429	497	48	43	(27)	990
Total noninterest income	237	196	58	110	(26)	575
Total noninterest expense	(317)	(424)	(93)	(122)	(21)	(977)
Income (loss) before income taxes	349	269	13	31	(74)	588
Applicable income tax (expense) benefit(b)	(80)	(56)	(3)	(7)	13	(133)
Net income (loss)	269	213	10	24	(61)	455

For the three months ended September 30, 2018	Commercial Banking(a)	Branch Banking(c)	Consumer Lending(d)	Wealth and Asset Management	Other/ Eliminations	Total(a)

Taxable equivalent net interest income(b)	$431	$525	$60	$46	($15)	$1,047
(Provision for) benefit from loan and lease losses	11	(34)	(10)	(3)	(50)	(86)
Net interest income after provision for loan and lease losses	442	491	50	43	(65)	961
Total noninterest income	235	204	50	115	(41)	563
Total noninterest expense	(307)	(433)	(100)	(126)	(4)	(970)
Income (loss) before income taxes	370	262	-	32	(110)	554
Applicable income tax (expense) benefit(b)	(69)	(55)	-	(7)	13	(118)
Net income (loss)	301	207	-	25	(97)	436

For the three months ended June 30, 2018	Commercial Banking(a)	Branch Banking(c)	Consumer Lending(d)	Wealth and Asset Management	Other/ Eliminations	Total(a)

Taxable equivalent net interest income(b)	$431	$499	$59	$45	($10)	$1,024
(Provision for) benefit from loan and lease losses	10	(47)	(8)	11	1	(33)
Net interest income after provision for loan and lease losses	441	452	51	56	(9)	991
Total noninterest income	229	167	52	109	186	743
Total noninterest expense	(303)	(432)	(107)	(123)	(17)	(982)
Income (loss) before income taxes	367	187	(4)	42	160	752
Applicable income tax (expense) benefit(b)	(62)	(40)	1	(9)	(40)	(150)
Net income (loss)	305	147	(3)	33	120	602

For the three months ended March 31, 2018	Commercial Banking(a)	Branch Banking(c)	Consumer Lending(d)	Wealth and Asset Management	Other/ Eliminations	Total(a)

Taxable equivalent net interest income(b)	$422	$466	$59	$43	$9	$999
(Provision for) benefit from loan and lease losses	20	(44)	(12)	(16)	29	(23)
Net interest income after provision for loan and lease losses	442	422	47	27	38	976
Total noninterest income	219	184	46	116	344	909
Total noninterest expense	(338)	(437)	(106)	(131)	12	(1,000)
Income (loss) before income taxes	323	169	(13)	12	394	885
Applicable income tax (expense) benefit(b)	(67)	(35)	3	(3)	(82)	(184)
Net income (loss)	256	134	(10)	9	312	701

For the three months ended December 31, 2017(e)	Commercial Banking(a)	Branch Banking(c)	Consumer Lending(d)	Wealth and Asset Management	Other/ Eliminations	Total(a)

Taxable equivalent net interest income(b)	$397	$464	$61	$40	$1	$963
Provision for loan and lease losses	(13)	(37)	(10)	(4)	(3)	(67)
Net interest income after provision for loan and lease losses	384	427	51	36	(2)	896
Total noninterest income	192	194	54	107	30	577
Total noninterest expense	(312)	(432)	(101)	(124)	(6)	(975)
Income before income taxes	264	189	4	19	22	498
Applicable income tax (expense) benefit(b)	(103)	(66)	(2)	(7)	207	29
Net income	161	123	2	12	229	527
(a)

Effective in the fourth quarter of 2018, Fifth Third retrospectively applied a change in its accounting policy for investments in affordable housing projects that qualify for low-income housing tax credits (LIHTC) to all prior period amounts presented. A summary reconciliation of the change is provided on page 30.

(b)

Includes taxable equivalent adjustments of $4 million, $4 million, $4 million, $3 million and $7 million for the three months ended December 31, 2018, September 30, 2018, June 30, 2018, March 31, 2018 and December 31, 2017, respectively.

(c)	Branch Banking provides a full range of deposit and loan and lease products to individuals and small businesses through full-service banking centers.
(d)	Consumer Lending includes the Bancorp’s residential mortgage, home equity, automobile and other indirect lending activities.
(e)	Prior period balances have been adjusted to reflect changes in internal expense allocation methodologies.

Fifth Third Bancorp and Subsidiaries
Restatement of Prior Periods for LIHTC
$ in millions, except per share data
(unaudited)
		As of and For the Three Months Ended
		December			September
		2018(a)			2018
		Pre-LIHTC Adjustment	Adjustments	As Adjusted	As Originally Reported	Adjustments	As Adjusted
Balance Sheet caption
Other assets	$	7,463	(91)	7,372	6,604	(95)	6,509
Accrued taxes, interest and expenses		1,508	54	1,562	1,155	54	1,209
Retained earnings		16,723	(145)	16,578	16,440	(149)	16,291

Income Statement caption
Noninterest expense	$	1,013	(36)	977	1,008	(38)	970
Income before income taxes		548	36	584	512	38	550
Applicable income tax expense		97	32	129	79	35	114
Net income	$	451	4	455	433	3	436
Earnings per share - basic	$	0.65	-	0.65	0.62	-	0.62
Earnings per share - diluted	$	0.64	-	0.64	0.61	-	0.61
(a) Reflects amounts that would have been reported under the previous accounting policy prior to retrospective adoption of the change in accounting policy for LIHTC.
		As of and For the Three Months Ended
		June			March
		2018			2018
		As Originally Reported	Adjustments	As Adjusted	As Originally Reported	Adjustments	As Adjusted
Balance Sheet caption
Other assets	$	6,662	(100)	6,562	7,326	(117)	7,209
Accrued taxes, interest and expenses		1,206	52	1,258	1,104	51	1,155
Retained earnings		16,143	(152)	15,991	15,707	(168)	15,539

Income Statement caption
Noninterest expense	$	1,037	(55)	982	1,046	(46)	1,000
Income before income taxes		693	55	748	836	46	882
Applicable income tax expense		107	39	146	132	49	181
Net income	$	586	16	602	704	(3)	701
Earnings per share - basic	$	0.81	0.03	0.84	0.99	(0.01)	0.98
Earnings per share - diluted	$	0.80	0.02	0.82	0.97	(0.01)	0.96
		As of and For the Three Months Ended
		December
		2017
		As Originally Reported	Adjustments	As Adjusted
Balance Sheet caption
Other assets	$	6,975	(112)	6,863
Accrued taxes, interest and expenses		1,412	53	1,465
Retained earnings		15,122	(165)	14,957
Income Statement caption
Noninterest expense	$	1,073	(98)	975
Income before income taxes		393	98	491
Applicable income tax benefit		(116)	80	(36)
Net income	$	509	18	527
Earnings per share - basic	$	0.68	0.03	0.71
Earnings per share - diluted	$	0.67	0.03	0.70